------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                              hours to perform............ 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             NuPro Innovations Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  670575 10 9
                                 --------------
                                 (CUSIP Number)

                  Elke Veselinovic, c/o NuPro Innovations Inc.
              3296 East Hemisphere Loop, Tucson, Arizona 85706-5013
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 670575 10 9             SCHEDULE 13D               Page 2  of 6  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Krida Overseas Investment Trading Limited
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Cyprus
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,684,213
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,684,213
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,684,213
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.72%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 670575 10 9             SCHEDULE 13D               Page 3  of 6  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Elke Veselinovic
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     346,970
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,684,213
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       346,970
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,031,183
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,031,183
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.10%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP NO. 670575 10 9             SCHEDULE 13D               Page  4 of 6  Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D dated February 17, 2000, as filed by Luba Veselinovic, a Canadian citizen (deceased), Krida Overseas Investments Trading Limited, a Cyprus holding company, and Elke Veselinovic, a Canadian citizen, with respect to the Common Stock of NuPro Innovations Inc. (the "Company"). The principal executive offices of the Company are located at 3296 East Hemisphere Loop, Tucson, Arizona 85706-5013.

ITEM 2. IDENTIFY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended to read as follows:

     This Schedule 13D is being filed by Krida Overseas Investments Trading Limited, a Cyprus holding Company ("Krida Overseas"), whose principal address is c/o NuPro Innovations Inc., 3296 East Hemisphere Loop, Tucson, Arizona 85076-5013. Krida Overseas has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Krida Overseas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Krida Overseas is controlled by Elke Veselinovic, a Director of the Company.

     This Schedule 13D is also being filed by Elke Veselinovic, a Canadian citizen. Mrs. Veselinovic's business address is 3296 East Hemisphere Loop, Tucson, Arizona 85076-5013. Mrs. Veselinovic is a Director of the Company. The address of the Company is 3296 East Hemisphere Loop, Tucson, Arizona 85076-5013. Mrs. Veselinovic has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mrs. Veselinovic has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended to read as follows:

     Luba Veselinovic, deceased (through Krida Overseas) acquired 2,784,213 shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1, 1998. On November 22, 2000, Luba Veselinovic (through Krida Overseas) sold 100,000 shares of the Company's Common Stock.

     Krida Overseas acquired 2,784,213 shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1, 1998. On November 22, 2000, Krida Overseas sold 100,000 shares of the Company's Common Stock.

---------------------                                        -------------------
CUSIP NO. 670575 10 9             SCHEDULE 13D               Page  5 of 6  Pages
---------------------                                        -------------------

     Elke Veselinovic (through the Veselinovic Children's Trust) acquired 415,970 shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1, 1998. In addition, Mrs. Veselinovic holds an option to purchase 25,000 shares of Common Stock of the Company acquired in consideration for her service on the Company's Board of Directors. On November 22, 2000, Elke Veselinovic (through the Veselinovic Children's Trust) sold 94,000 shares of the Company's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended to read as follows:

     Krida Overseas holds the Common Stock described herein for investment purposes.

     Elke Veselinovic (through the Veselinovic Children's Trust and Krida Overseas) holds the Common Stock described herein for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended to read as follows:

          (a) Krida Overseas beneficially owns an aggregate of 2,684,213 shares, or approximately 18.72% of the Company.

     Elke Veselinovic beneficially owns an aggregate of 3,031,183 shares consisting of (i) 321,970 shares owned by the Veselinovic Children's Trust (Mrs. Veselinovic is the trustee of the Veselinovic Children's Trust and holds dispositive and voting power with respect to such securities), (ii) 25,000 shares pursuant to a stock option held by Mrs. Veselinovic, and (iii) 2,684,213 shares owned by Krida Overseas, which granted a power of attorney to Mrs. Veselinovic dated January 31, 2002 over such shares, and as a result, Mrs. Veselinovic holds dispositive and voting power with respect to such securities, or approximately 21.10% of the Company.

          (b) Mrs. Veselinovic has the sole power to vote and to dispose of the 346,970 shares.

          (c) Neither Mrs. Elke Veselinovic nor Krida Overseas has effected any transaction in securities of the Company during the past sixty (60) days.

          (d) Not applicable.

          (e) Not applicable.

---------------------                                        -------------------
CUSIP NO. 670575 10 9             SCHEDULE 13D               Page  6 of 6  Pages
---------------------                                        -------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 2002                    /s/ ELKE VESELINOVIC
                                     -------------------------------------------
                                                    Signature


                                     Elke Veselinovic, Director
                                     -------------------------------------------
                                                   Name/Title


                                     KRIDA OVERSEAS INVESTMENTS TRADING LIMITED


February 16, 2002                    By: /s/ ELKE VESELINOVIC
                                         ---------------------------------------
                                         Name: Elke Veselinovic
                                         Its: Authorized Representative


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).